A LIMITED LIABILITY PARTNERSHIP TELEPHONE: +49 (0)69 4272-5200 FACSIMILE: +49 (0)69 4272-5210 WWW.SULLCROM.COM

Neue Mainzer Straße 52

60311 Frankfurt am Main, Germany

BRUSSELS • LONDON • PARIS

LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

BEIJING • HONG KONG • TOKYO

MELBOURNE • SYDNEY

PARTNERS IN THE FRANKFURT OFFICE

CARSTEN BERRAR

MAX BIRKE

KRYSTIAN CZERNIECKI

CLEMENS RECHBERGER

MICHAEL ROSENTHAL

YORK SCHNORBUS

KONSTANTIN TECHNAU

March 18, 2021

Via EDGAR

Securities and Exchange Commission,

    Division of Corporation Finance,

Office of Trade & Services,

    100 F Street, N.E.,

        Washington, D.C. 20549.

Re:	Rocket Internet Growth Opportunities Corp.
Amended Registration Statement on Form S-1

Filed March 11, 2021

File No. 333-252913

Ladies and Gentlemen:

On behalf of our client, Rocket Internet Growth Opportunities Corp. (the “Company”), we wish to inform you that the Company has filed Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), which relates to a proposed initial public offering of shares of common stock of the Company. Amendment No. 2 reflects the Company’s response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated March 17, 2021 (the “Comment Letter”) on Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company on March 11, 2021.

Securities and Exchange Commission

March 18, 2021

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, the comment from the Comment Letter is restated in bold type prior to the Company’s response. The page numbers in the Company’s response refer to the page numbers in Amendment No. 2.

The response to the Staff’s comment set forth below, as well as the changes in disclosure referenced in the response, are the response and changes of the Company, and we are providing them to you on its behalf.

Form S-1/A filed March 11, 2021

Audited Financial Statements of Rocket Internet Growth Opportunities Corp. Report of Independent Registered Public Accounting Firm, page F-2

1.

The consent of your auditor refers to a report dated February 9, 2021, except for the second paragraph of Note 8 as to which the date is March 11, 2021, which differs from the audit report included herein. Please advise or have your auditors revise.

Response: The Company has revised the disclosure on page F-2 in response to the Staff’s comment.

Securities and Exchange Commission

March 18, 2021

* * * * *

If you have additional questions or require any additional information with respect to Amendment No. 2 or this letter, please do not hesitate to contact the undersigned at +49 69 4272 5525 or Mario Schollmeyer of Sullivan & Cromwell LLP at (212) 558-3287.

Yours truly,

/s/ Krystian Czerniecki
Krystian Czerniecki

(Enclosure)

cc:	Soheil Mirpour
(Rocket Internet Growth Opportunities Corp.)